

Mail Stop 3561

September 22, 2008

Mr. Doros Constantinou
Managing Director
Coca-Cola Hellenic Bottling Company S.A.
9 Fragoklissias Street
151 25 Maroussi Athens, Greece

> **Re: Coca-Cola Hellenic Bottling Company S.A.**
> **Form 20-F for Fiscal Year Ended December 31, 2007**
> **Filed June 30, 2008**
> **File No. 001-31466**

Dear Mr. Constantinou:

We have completed our review of your Form 20-F and related filings and have no further comments at this time.

Sincerely,

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services